American Airlines Group Inc. (AAL)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

American Airlines Shareholder since 2014

Limitations on Shareholder “Attendance” at Online American Airlines Annual Meeting

According to the American Airlines annual meeting proxy and link, AAL apparently requires shareholders, who only want to observe the annual meeting and have no desire to submit a question or vote, to register to attend the online annul meeting and qualify to vote at the annual meeting.

In other words a shareholder, who is strictly interested in observing the annual meeting, must prove to AAL that the shareholder is entitled to vote at the annual meeting. Plus mere observation of the annual meeting requires the shareholder to check a box that any error in the meeting registration can subject the shareholder to civil and/or criminal liability. A shareholder cannot register the day of the meeting.

Plus AAL has rigged it so that shareholders cannot copy the text next to the box with all the warming language about the potential civil and/or criminal liability by registering. Registration requires shareholders to individually type the 16 consecutive digits of the control number and then requires 7 entries in addition to the control number.

If American Airlines has an alternate reasonable way to access the online annual meeting then AAL should now distribute the direction to at least all the shareholders who get ballots electronically.

Shareholders can consider a vote against Ms. Susan Kronick, Chair of the AAL Governance Committee, for such apparent difficult access to an online annual shareholder meeting.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.